As filed with the Securities and Exchange Commission on April 20, 2016

Registration No. 333-200020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-8

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

JAVELIN MORTGAGE INVESTMENT CORP.

(Exact name of registrant as specified in its charter)

Maryland	45-5517523
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

3001 Ocean Drive, Suite 201
Vero Beach, Florida	32963
(Address of Principal Executive Offices)	(Zip Code)

JAVELIN Mortgage Investment Corp. 2012 Stock Incentive Plan

Shares of Common Stock Issuable to Non-Employee Directors
(Full Title of the Plan)

James R. Mountain
Chief Financial Officer, Treasurer and Secretary
JAVELIN Mortgage Investment Corp.
3001 Ocean Drive, Suite 201
Vero Beach, Florida 32963
(Name and Address of Agent for Service)

(772) 617-4340
(Telephone number, including area code, of agent for service)

With a copy to:

Bradley D. Houser, Esq.

Akerman LLP
Three Brickell City Centre

98 Southeast Seventh Street, Suite 1100
Miami, Florida 33131
(305) 374-5600

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

TERMINATION OF REGISTRATION

This Post-Effective Amendment No. 1 relates to the Registration Statement on Form S-8 (File No. 333-200020) (the “Registration Statement”) filed with the Securities and Exchange Commission by JAVELIN Mortgage Investment Corp. (the “Registrant” or “JAVELIN”), on November 7, 2014, with respect to the offer and sale of 174,998 shares of the Registrant’s common stock, par value $0.001 per share (“JAVELIN Common Stock”), issuable pursuant to the JAVELIN Mortgage Investment Corp. 2012 Stock Incentive Plan, and 100,000 shares of JAVELIN Common Stock issuable to the Registrant’s non-employee directors in connection with certain director compensation payable in JAVELIN Common Stock, or a combination of JAVELIN Common Stock and cash at their option. This Post-Effective Amendment No. 1 is being filed to remove from registration all securities that were registered but that remain unsold under the Registration Statement.

On March 2, 2016, JAVELIN entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated March 1, 2016, among JAVELIN, ARMOUR Residential REIT, Inc., a Maryland corporation (“ARMOUR”), and JMI Acquisition Corporation, a Maryland corporation and wholly-owned subsidiary of ARMOUR (“Acquisition”).  Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, ARMOUR, through Acquisition, commenced a tender offer (the “Tender Offer”) to purchase all of the outstanding shares of JAVELIN Common Stock, at a per share price of $7.18 in cash (the “Tender Offer Price”), which is equal to 87% of the book value per share (as calculated in accordance with the Merger Agreement), as of 5:00 P.M., New York City time, on the date that was ten (10) business days prior to the expiration date of the Tender Offer, which date for the determination of such price was March 18, 2016, net to the holders thereof, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in ARMOUR’s Offer to Purchase, dated March 7, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time).

The Tender Offer expired at 11:59 P.M., New York City time, on Friday, April 1, 2016.  As of such time, all of the conditions to the Tender Offer, including the Minimum Condition (as defined in the Merger Agreement), were satisfied.  ARMOUR, through Acquisition, agreed to purchase 6,785,972 shares of JAVELIN Common Stock that were properly tendered (including 594,297 shares tendered through notices of guaranteed delivery) and not withdrawn prior to expiration of the Tender Offer at the Tender Offer Price of $7.18 per share, for an aggregate cost of approximately $48.7 million, excluding fees and expenses relating to the Tender Offer.  ARMOUR’s agreement to purchase in the Tender Offer the 6,785,972 shares of JAVELIN Common Stock (including the shares tendered through notices of guaranteed delivery) resulted in ARMOUR’s ownership of approximately 57.2% of the JAVELIN Common Stock, based on the number of shares outstanding as of April 1, 2016.  The Minimum Condition was met as a result of the tender of 6,304,603 shares (including 594,297 shares tendered through notices of guaranteed delivery), exclusive of the 481,369 shares that were owned immediately before the expiration of the Tender Offer by ARMOUR, any of its subsidiaries or any officers or directors of ARMOUR, or JAVELIN.  ARMOUR and Acquisition made prompt payment for the tendered shares of JAVELIN Common Stock.

On April 6, 2016 at 4:30 P.M., New York City time (the “Effective Time”), pursuant to the Merger Agreement and in accordance with Section 3-106.1 of the Maryland General Corporation Law, Acquisition merged with and into JAVELIN (the “Merger”), with JAVELIN surviving the Merger as a wholly-owned subsidiary of ARMOUR.

At the Effective Time, pursuant to the Merger Agreement, all of the remaining shares of JAVELIN Common Stock not purchased by ARMOUR in the Tender Offer (other than the Excluded Shares (as defined below)) were automatically converted into the right to receive the same cash price per share as in the Tender Offer, which was $7.18 per share, for an aggregate cost of approximately $36.5 million. Also at the Effective Time, shares owned by ARMOUR or Acquisition or by any subsidiary of ARMOUR, Acquisition or JAVELIN (the “Excluded Shares”) (except to the extent held by any such person on behalf of a third party), were automatically canceled and ceased to exist, and no cash, stock or other consideration was delivered.

As a result of the Merger, the offering of securities of the Registrant pursuant to the Registration Statement has been terminated. Pursuant to the Registrant’s undertaking in Part II, Item 9 in the Registration Statement, the Registrant is filing this Post-Effective Amendment No. 1 to the Registration Statement to remove and withdraw from registration all unsold shares of JAVELIN Common Stock registered under the Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vero Beach, State of Florida, on April 20, 2016.

JAVELIN MORTGAGE INVESTMENT CORP.

By:	/s/ James R. Mountain
Name:	James R. Mountain
Title:	Chief Financial Officer, Treasurer and Secretary

No other person is required to sign this Post-Effective Amendment No. 1 in reliance upon Rule 478 under the Securities Act of 1933, as amended.